

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

January 5, 2007

By Facsimile and U.S. Mail

Mr. Roy E. Green
Chief Financial Officer
Cygne Designs, Inc.
11 West 42nd Street
New York, New York 10036

> **Re:** **Cygne Designs, Inc.**
> **Form 10-K/A for Fiscal Year Ended January 31, 2006**
> **Forms 10-Q/A for Fiscal Quarters Ended April 30, 2006**
> **and July 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2006**
> **Filed December 20, 2006**
> **File No. 000-22102**

Dear Mr. Green:

We have reviewed your response letter dated November 29, 2006 and the above referenced filings and have the following comment.

Form 10-Q October 31, 2006

Item 4 – Controls and Procedures, page 46

1. Please revise to disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response.   Please submit your response letter on EDGAR as a correspondence file.

       If you have any questions regarding this comment, please direct them to Scott Stringer, at (202) 551-3272 or Donna Di Silvio, at (202) 551- 3202. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief

cc: Roy L. Goldman, Fulbright & Jaworski L.L.P.